

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 21, 2015

Spencer Schwartz
Chief Financial Officer
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue,
Purchase, New York 10577

> **Re: Atlas Air Worldwide Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed on February 12, 2015**
> **File No. 001-16545**

Dear Mr. Schwartz:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure